Exhibit 99.1

FP187: Intellectual Property Review April 23, 2015

Forward-Looking Statements This presentation contains forward-looking statements about Forward Pharma A/S based on management’s current expectations, which are subject to known and unknown uncertainties and risks. Our actual results could differ materially from those discussed due to a number of factors, including, but not limited to, our ability to raise additional financing on favorable terms, the success of our clinical trials, our ability to obtain regulatory approval of FP187, our success in maintaining and defending our patent estate and other risk factors included in our filings with the U.S. Securities and Exchange Commission. We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise. This presentation is not intended to be a source of legal advice. 2015 @ Forward Pharma A/S

Welcome and Overview 2015 @ Forward Pharma A/S Agenda - FWP Introduction Joel Sendek - IP Overview Brian Slater - Interference Background Judge Stoner (Ret.) - FWP Interference Brian Slater - Q & A All

Speakers 2015 @ Forward Pharma A/S Joel Sendek: CFO of FWP since August 2014; 25 years in life-sciences sector, including 17 as a Senior Biotechnology Analyst Brian Slater: Partner and Chair of the Life Sciences practice at Kramer Levin; over 20 years experience in patent litigation Judge Stoner (Ret.): Patent Attorney at Greenblum and Bernstein, P.L.C. for over 10 years; USPTO Administrative Patent Judge for 17 years, including 8 years as Chief Judge

2015 @ Forward Pharma A/S FWP Introduction

FWP – The Investment Opportunity FP187 Clinical Development Intellectual Property Capital Structure Multiple Opportunities Ahead 2015 @ Forward Pharma A/S

Introduction to Forward Pharma Focused on DMF since 2004 FP187: Proprietary slow release formulation of DMF 480 mg daily dose in MS patent application allowable and '871 patent interference declared MS NDA-enabling Phase 3 trial: 1 trial, 1 year endpoint IPO priced 10/14/2014, raised $235 M in gross proceeds Well capitalized to pursue patent and development strategies 2015 @ Forward Pharma A/S

FP187 Clinical Differentiation Formulation Differentiation Tecfidera® FP187 DMF Enteric-coated slow release formulation Enteric-coated immediate release formulation Same active pharmaceutical ingredient as Tecfidera® but new formulation may improve tolerability FP187 utilizes an “erosion matrix” 2015 @ Forward Pharma A/S

Balance Sheet ($) 12/31/14 Cash and Cash Equivalents $223.5 M Income Statement ($ in thousands) Year Ended 2014 R&D Expenses $10,547 G&A Expenses $9,154 Operating Loss $19,701 Well capitalized following IPO with an efficient business model Financial Position 2015 @ Forward Pharma A/S

BIIB to FWP Current Relative Valuation $99 B Tecfidera® Cumulative Projection** $ $ 480 mg DMF $1.5 B FWP Market Cap $100 B BIIB Market Cap* **Leerink estimates 2013 – 2028 2015 @ Forward Pharma A/S * As of 4/22/15

2015 @ Forward Pharma A/S IP Overview

Core Composition Patent Family 2015 @ Forward Pharma A/S Based on international application filed on October 7, 2005 Includes the use of 480 mg of DMF per day to treat multiple sclerosis (“MS”)

USPTO and EPO Claims Covering 480 mg/day Application Number Description US 11/576,871 Treating MS with DMF at 480 mg/day * Interference declared; FWP as Senior Party – 4/13/15 14/213,399 Up-titration of DMF to 480 mg/day doses for the treatment of MS 14/212,503 Treating MS with DMF at 480 mg/day to reach certain MMF levels in the bloodstream European EP14172398.1 Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat * Intention to grant – 3/30/15 EP14172396.5 Treating MS with 480 mg/day of controlled release DMF EP14172390.8 Treating MS with 480 mg/day of controlled release DMF with particular in vitro dissolution profile 6 separate patent applications with claims to 480 mg/day with the same priority date of October 7, 2005 2015 @ Forward Pharma A/S

German Utility Model Forward Pharma filed a lawsuit against BIIB on November 18, 2014 Alleges infringement by Biogen's marketing of Tecfidera® in Germany with a label instructing a daily dose of 480 mg for MS An oral proceeding is scheduled for February 16, 2016 at the Regional Court in Dusseldorf 2015 @ Forward Pharma A/S

EP2316430 ('430) Patent Granted patent that covers DMF formulations (including FP187) with certain dissolution profiles An oral hearing has been scheduled for June 24th and 25th, 2015 at the EPO 2015 @ Forward Pharma A/S

Forward Pharma Detailed Timeline: 2004-2008 2006 2008 2004 WO '342 / US '871 Exp. 2025 10/07/05: WO'342 Filed (application designating US) 04/13/06: WO'342 Published EP '537 / US '514 Exp. 2028 02/08/07: '514, '537 Filed 2007 FP187 Tecfidera® End of Phase II FDA meeting FP187 core composition patents filed at least 1 year, 4 months, 1 day earlier 2015 @ Forward Pharma A/S 2005 10/08/04: 1st Danish Filing Date

Erosion Matrix Patent Family 2015 @ Forward Pharma A/S Based on international application PCT/EP2010/050172, filed in 2010 Covers our delayed and slow release formulations of DMF in FP187 EP2379063 (covering matrix formulations with a thin enteric coating) has been granted by the EPO. Multiple third parties, including Biogen, are opposing this patent U.S. Patent No 8,906,420 (“Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix”) issued on December 9, 2014; expires January 2030

2015 @ Forward Pharma A/S Interference Background

Interference Procedure Administrative proceeding at the USPTO to determine who was first to invent Senior Party versus Junior Party Senior Party: Has the earliest effective filing date to the invention; entitled presumption that it invented first Junior Party: Has the burden of proof to show a date of invention that predates our invention Each party can dispute the patentability of the other party’s claims, challenge the senior party designation and present proof of dates of invention prior to the effective filing date 2015 @ Forward Pharma A/S

Interference Considerations Reduction to practice Conception Diligence 2015 @ Forward Pharma A/S

Interference Process 2015 @ Forward Pharma A/S Motions Phase (~1 yr) Three-judge panel at PTAB decides any patentability and senior party issues Three-judge panel gives final judgment on priority Priority Phase (~1 yr) Resolution Resolution Average Time to Resolution: 13 months, excluding appeals

2015 @ Forward Pharma A/S FWP Interference

Interference No. 106,023 On April 13, 2015 the Patent Trial and Appeal Board (PTAB) declared an interference between Forward Pharma and Biogen regarding the treatment of multiple sclerosis with a 480 mg daily dose of DMF Forward Pharma designated as the “Senior Party” based on earlier patent filing If we prevail, our '871 patent application will issue and Biogen’s '514 patent will be cancelled 2015 @ Forward Pharma A/S

Senior vs. Junior Party 2015 @ Forward Pharma A/S Forward Pharma: “Senior Party” Has the earliest effective filing date to the invention; entitled presumption that it invented first Biogen: “Junior Party” Has the burden of proof to show a date of invention that predates our invention USPTO asked that at the initial conference call, “Biogen should be prepared to discuss how it expects to prevail in the interference.”

Priority Dates Designated by the USPTO Forward Pharma: October 8, 2004 and October 7, 2005 Biogen: February 8, 2007, February 7, 2008 and January 13, 2011 2015 @ Forward Pharma A/S

480 mg/day for MS: Forward Pharma '871 and Biogen '514 Biogen US '514 Forward Pharma US '871 A method of treating multiple sclerosis comprising orally administering a therapeutically effective amount of dimethyl fumarate about 480 mg per day Earliest filing date: 02/08/07 A method of treating...multiple sclerosis comprising orally administering ...(a) a therapeutically effective amount of dimethyl fumarate wherein the therapeutically effective amount is 480 mg per day Latest filing date: 10/07/05 2015 @ Forward Pharma A/S

The Count Provided by the PTAB 2015 @ Forward Pharma A/S A method of treating a human in need of treatment for multiple sclerosis comprising orally administering to the human a pharmaceutical composition consisting essentially of (a) a therapeutically effective amount of dimethyl fumarate, monomethyl fumarate, or a combination thereof, and (b) one or more pharmaceutically acceptable excipients, wherein the therapeutically effective amount of dimethyl fumarate, monomethyl fumarate, or a combination thereof is about 480 mg per day.

Schedule for the Interference May 22, 2015: Each party files and serves a list of motions the party intends to file May 29, 2015: Initial conference call to discuss the interference July 10, 2015: File authorized motions and file priority statements July 31, 2015: File authorized responsive motions September 11, 2015: File oppositions to all motions October 23, 2015: File all replies November 23, 2015: File request for oral argument, motions to exclude and observations December 21, 2015: File oppositions to motions to exclude evidence and file response to observations January 9, 2016: File replies to oppositions to motions to exclude January 16, 2016: File exhibits and sets of motions January 22, 2016: Default oral argument 2015 @ Forward Pharma A/S

Provisional Rights Potential royalty initiation date Forward’s '871 claims published on April 10, 2014 Biogen was provided a copy of Forward’s published claims on September 8, 2014 2015 @ Forward Pharma A/S

Reasonable Royalty Patentee who wins infringement case is entitled to no less than a “reasonable royalty” Legal framework: Hypothetical negotiation between willing licensor and willing licensee on the eve of infringement What is the maximum the infringer would pay the patentee to be able to stay on the market What is the minimum the patentee would accept to allow accused product to stay on the market Analysis assumes: patent is valid and infringed 2015 @ Forward Pharma A/S

Reasonable Royalty “Factors” 2015 @ Forward Pharma A/S Whether infringer and patentee are competitors Whether infringer’s sales deplete patentee’s market potential The established profitability of the product, its commercial success and current popularity The utility and advantages of the patent property over old modes or devices Prospects for a non-infringing alternative Importance of the patent for the success of the product Factors that are relevant to a reasonable royalty include:

Royalty Regimes 2015 @ Forward Pharma A/S Academic Inventor Industrial Inventor Competitive Product NO YES Active R&D Spend NO YES Ability to Commercialize NO YES Opportunity Cost LOW HIGH Royalty LOW HIGH Example Cabilly Late-stage Biotech Deals

Potential FP187 Patent Protection in the US CORE COMPOSITION “480 MG” 2025 EROSION MATRIX (US '420) 2030 US '514 “480 MG” 2028 FP187 Tecfidera® 2006 2007 2008 2009 2010 2011 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2005 2015 @ Forward Pharma A/S

Potential FP187 Patent Protection in Europe CORE COMPOSITION “480 MG” 2025 EROSION MATRIX (EP '063) 2030 FP187 Tecfidera® 2006 2007 2008 2009 2010 2011 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2005 +1 year if approved in second indication with clinical benefit over existing therapies EP '537 “480 MG” 2028 10 years regulatory exclusivity 2015 @ Forward Pharma A/S

Corporate Overview

Management

- **Peder M. Andersen, MD**
  Chief Executive Officer & Chief Operating Officer
  - More than 25 years experience in the pharmaceutical industry
  - Several years experience in business development experience, both generic and proprietary in Europe
- **Joel Sendek**
  Chief Financial Officer
  - 18 years as a sell-side analyst, most recently as Managing Director, Healthcare Equity Research, Stifel Financial Corp.
  - Former Head of Business Development, Progenics
  - Corporate Finance, Goldman Sachs

Board of Directors

- **Florian Schönharting**
  NB Capital
- **J. Kevin Buchi**
  Tetralogic, previously Teva, Cephalon
- **Torsten Goesch, MD, PhD**
  Rosetta Capital
- **Jan G. J. van de Winkel, PhD**
  Genmab

Scientific Advisors

- **Fred Lublin, MD**
  Mount Sinai Hospital
- **Giancarlo Comi, MD**
  Hospital San Raffaela, Milan
- **Kristian Reich, MD**
  Dermatologikum Hamburg
- **Jerry Wolinsky, MD**
  University of Texas, Medical School
- **Per Soelberg Sørensen, MD**
  Rigshospitalet, Copenhagen University Hospital
- **Ulrich Mrowietz, MD**
  Psoriasis-Center Kiel

Select Investors

- **Nordic Biotech**
- **BioScience Managers Limited**
- **The Baupost Group**
- **BVF Partners LP**

2015 @ Forward Pharma A/S

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IP Key Upcoming Events June 24/25th, 2015 '430 Patent Application: Oral hearing at EPO July 10, 2015 '871 Interference: File authorized motions and priority statements Mid-2015 '8.1 EU Patent Application: Possible grant September 11, 2015 '871 Interference: File oppositions to motions January 22, 2016 '871 Interference: Default oral argument February 16, 2016 German Utility Model: Oral proceeding scheduled 2015 @ Forward Pharma A/S

Summary Focused on DMF since 2004 FP187: Proprietary formulation of DMF 480 mg daily dose in MS patent application allowable and '871 patent interference declared MS NDA-enabling Phase 3 trial: 1 trial, 1 year endpoint Well capitalized with over $200 million in cash 2015 @ Forward Pharma A/S

2015 @ Forward Pharma A/S Q & A

2015 @ Forward Pharma A/S Appendix

Core Composition Patent Family 2015 @ Forward Pharma A/S Based on international application PCT/DK2005/000648, filed on October 7, 2005 Includes the use of 480 mg of DMF per day to treat multiple sclerosis (“MS”) Any patents issued from patent applications in our Core Composition Patent family based on PCT/DK2005/00648 will expire on October 7, 2025 at the latest, subject to patent term adjustments in the U.S.

11/576,871 Patent Application Claims the use of 480 mg of DMF per day as a treatment for MS On April 13, 2015, an administrative patent judge at the U.S. Patent Trial and Appeal Board (PTAB) declared an interference against Biogen’s U.S. patent No. 8,399,514 Forward Pharma designated “senior party” 2015 @ Forward Pharma A/S

14/213,399 Patent Application Claims the use of delayed release formulations of DMF to treat MS according to an up-titration (i.e., increasing dose) regimen that reaches a total daily dose of 480 mg On April 1, 2015, a USPTO patent examiner issued a “final rejection,” but may ultimately find our '399 application to be allowable These claims are substantially the same as the respective claims in another application No. 13/957,117 which were found allowable but we elected to abandon those claims 2015 @ Forward Pharma A/S

14/212,503 Patent Application Claims a method of treating a MS subject with 480 mg of DMF per day, using delayed release formulations containing from 120 mg to 240 mg of DMF which, following administration, result in certain levels of MMF in the bloodstream On April 17, 2015, a USPTO patent examiner issued a “final rejection” on this patent application but may ultimately find our '503 application to be allowable These claims are substantially the same as the respective claims in another application No. 13/957,220 which were found allowable but we elected to abandon those claims 2015 @ Forward Pharma A/S

EP14172398.1 ('8.1) Patent Application Covers, among other things, the treatment of MS with 480 mg per day of DMF wherein the pH controlled release compositions have an enteric coat The EPO has issued a communication of intention to grant a patent regarding this patent application The EPO examiner allowed our 480 mg patent claims after considering two third-party observations requesting (1) that no claims be granted and (2) that the examination be suspended This patent will be our first issued patent covering the use of 480 mg per day of DMF in MS, but could be opposed in the EPO within 9 months of grant This patent, if granted, will expire in October 2025 2015 @ Forward Pharma A/S

EP141723396.5 ('6.5) Patent Application Covers, among other things, the treatment of MS with 480 mg per day of DMF using a controlled release composition The EPO has completed its initial review of this application and has issued a negative search report; novelty has been acknowledged and only objections to the inventive step have been raised We expect a response to be filed on or before April 24, 2015 2015 @ Forward Pharma A/S

EP14172390.8 ('0.8) Patent Application Covers, among other things, the treatment of MS with 480 mg per day of DMF using a controlled release composition with a particular in vitro dissolution profile The EPO has completed its initial review of this application and has issued a positive “European search report” indicating that the application meets patentability requirements Two third party observations have since been filed on behalf of unidentified parties We are in the process of responding to the third party observations 2015 @ Forward Pharma A/S

German Utility Model DE202005022112.0 On November 18, 2014, Forward Pharma filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Dusseldorf Alleges infringement by Biogen's marketing of Tecfidera® in Germany with a label instructing a daily dose of 480 mg for MS Forward seeks damages for Biogen sales of Tecfidera® in Germany An oral proceeding is scheduled for February 16, 2016 at the Regional Court in Dusseldorf Forward’s Utility Model published June 5, 2014 and expires October 7, 2015 2015 @ Forward Pharma A/S

EP2316430 ('430) Patent Granted patent that covers DMF formulations (including FP187) with certain dissolution profiles Multiple third parties, including Biogen, are opposing our '430 patent before the EPO On December 17, 2014 the opposition division of the EPO delivered a preliminary, non-binding opinion rejecting all grounds of opposition except lack of novelty regarding our '430 patent An oral hearing has been scheduled for June 24th and 25th, 2015 at the EPO 2015 @ Forward Pharma A/S